                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                               SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO.          )*
                                       ---------

                          PMC INTERNATIONAL, INC.
- ---------------------------------------------------------------------------
                             (Name of Issuer)

                               COMMON STOCK
- ---------------------------------------------------------------------------
                      (Title of Class of Securities)

                                 693437105
         --------------------------------------------------------
                              (CUSIP Number)

                            Kenneth S. Phillips
                        555-17th Street, 14th Floor
                             Denver, CO  80202
                              (303) 292-1177
- --------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               July 28, 1995
         --------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 39

CUSIP No.  693437105                                Page 2 of 39 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     KENNETH STEPHEN PHILLIPS
     ####-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               7    SOLE VOTING POWER

                    3,054,267

               8    SHARED VOTING POWER



               9    SOLE DISPOSITIVE POWER

                    3,054,267

               10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,054,267

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                       [ ]



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     55.13%

14   TYPE OF REPORTING PERSON*

     IN

Item 1.   Security and Issuer.
          -------------------

This statement relates to the common stock, $0.01 par value, of PMC International, Inc., a Colorado corporation (the "Issuer"). The principal executive office of the Issuer is 555 17th Street, 14th
Floor, Denver, Colorado 80202.

Item 2.   Identity and Background.
          -----------------------

This statement is filed by Kenneth S. Phillips ("Phillips"), whose address is 555 17th Street, 14th Floor, Denver, Colorado 80202. Phillips is the President, Chief Executive Officer and a Director of the Issuer. Phillips is also the managing member and has controlling ownership in Phillips & Andrus, LLC ("LLC"), a Colorado limited liability company. Phillips is a citizen of the United States. Phillips has not within the last five years, or at any previous time, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is the subject of a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to federal or state securities laws or the finding of any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

The consideration given by LLC for the 1,643,845 shares of common stock of Issuer was a Promissory Note of the LLC in the principal amount of $2,015,000 which bears interest at the rate of 9 percent per annum.

Item 4.   Purpose of Transaction.
          ----------------------

Phillips engaged in the transaction set forth under Item 3 above for the purpose of increasing his investment in the Issuer.

(a) Phillips does not currently have any plans or proposals that relate to or would result in any acquisition of additional securities of Issuer. Regarding any plans or proposals that relate to or would result in the disposition of securities of Issuer, LLC entered into a Shareholders' Agreement with Phillips and David Andrus ("Andrus"), a member and minority shareholder of LLC, wherein Andrus was granted an option to purchase 654,422 shares of the common stock of Issuer from LLC. Andrus' option shall vest as to 40 percent of the shares on the date on which Andrus begins to render his services as an employee of Issuer and shall vest as to 1/3 of the remaining 60 percent thereof on each of the first, second and third anniversaries of such date. Additionally, LLC entered into an Option Agreement with Bedford Capital Financial Corporation ("Bedford") wherein Bedford was granted an option to purchase 335,000 shares of the common stock of Issuer from LLC.

(b) Phillips does not currently have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

                                                    Page 2 of 39 Pages
(c) Phillips does not currently have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

(d) Under certain provisions of (1) a Letter Agreement by and between Bedford Capital Financial Corporation ("Bedford") and Phillips and/or
(2) a Shareholders' Agreement entered into by Bedford, the Issuer, Phillips, Andrus, and LLC, in the event that certain conditions arise, including, among others, the bankruptcy, insolvency, or default on obligations of Issuer (a "financial disaster"), Bedford may gain control of Issuer's board of directors. Pursuant to the Letter Agreement, Phillips has agreed to resign under certain circumstances to permit Bedford to designate additional directors and gain control of the board of directors of Issuer in the event of a financial disaster. Pursuant to the Shareholders' Agreement, in the event of a financial disaster, Issuer shall cause a special meeting of the board of directors to be called to consider an amendment to the bylaws of Issuer to expand the board of directors. In addition, if the financial disaster provisions of the Shareholder Agreement are triggered, Bedford shall gain control of Issuer's board of directors at the next annual meeting of shareholders by obtaining the right to designate four of Issuer's directors;

(e) Phillips does not currently have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of Issuer;

(f) Phillips does not currently have any plans or proposals that relate to or would result in any other material change in Issuer's business or corporate structure;

(g) Concurrent with the acquisition by LLC, Phillips, Andrus, and Bedford entered into a Shareholders' Agreement pursuant to which such shareholders agree to give the shareholders who are parties to the Shareholders' Agreement a right of first refusal with respect to any proposed transfer of common stock;

(h) Phillips does not currently have any plans or proposals that relate to or would result in any class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) Phillips does not currently have any plans or proposals that relate to or would result in any class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and

(j) except as noted above, Phillips does not currently have any plans or proposals that relate to or would result in any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

(a) LLC has a beneficial interest in 1,643,845 shares of common stock of Issuer; such interest represents 29.67% of the common stock of Issuer. Phillips has a beneficial interest in 3,054,267 shares of common stock of Issuer, including the 1,643,845 shares of common stock of Issuer held directly by the LLC; such interest represents 55.13% of the common stock of

                                                    Page 4 of 39 Pages
Issuer.

(b) LLC has the sole voting power and sole dispositive power of the 1,643,845 shares of common stock. As Manager of the LLC, Phillips has authority to exercise the sole voting power and sole dispositive power of the LLC with respect to the 1,643,845 shares of common stock. Additionally, Phillips has the sole voting power and sole dispositive power of 1,410,422 shares of common stock which he owns individually.

(c) There have been no transactions in the common stock of Issuer that were effected by Phillips during the past sixty days.

(d) Pursuant to a Stock Pledge Agreement from the LLC to Marc N. Geman ("Geman"), the LLC's Promissory Note to Geman in the principal amount of $2,015,000 is secured by the pledge of the 1,643,845 shares of common stock of Issuer. The proceeds of the sale of any of the 1,643,845 shares will be utilized to discharge the obligation of LLC under the Note.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships
          --------------------------------------------------------
          with Respect to Securities of the Issuer.
          ----------------------------------------

LLC and/or Phillips have entered into the following contracts and agreements which relate to the common stock of Issuer:

(a) A Stock Purchase Agreement between Phillips and Geman dated July 26, 1995 wherein Phillips purchased from Geman 1,643,845 shares of common stock of Issuer for the aggregate purchase price of $1,815,000.


(b) A Non-Recourse Promissory Note dated July 27, 1995 from Phillips to Geman in the principal amount of $1,815,000 with interest on the unpaid balance at the rate of 9 percent per annum.

(c) A Non-Recourse Promissory Note dated July 27, 1995 from Phillips to Geman in the principal amount of $200,000 with interest on the unpaid balance at the rate of 9 percent per annum.

(d) A Stock Pledge Agreement dated July 26, 1995 between Phillips and Geman wherein the 1,643,845 shares of common stock of Issuer purchased by Phillips from Geman are pledged as security for payment of two Non-Recourse Promissory Notes dated July 27, 1995 from Phillips to Geman in the total principal amount of $2,015,000.

(e) A Contribution and Assumption Agreement between LLC and Phillips dated July 26, 1995 wherein Phillips contributed 1,643,845 shares of common stock of Issuer to LLC and LLC assumed all liabilities, obligations and debts of Phillips under two Non-Recourse Promissory Notes dated July 27, 1995 from Phillips to Geman in the total principal amount of $2,015,000.

                                                    Page 5 of 39 Pages
(f) A Promissory Note dated July 27, 1995 from LLC to Geman in the principal amount of $2,015,000 with interest on the unpaid balance at the rate of 9 percent per annum.

(g)  A Stock Pledge Agreement dated July 26, 1995 between LLC and
Geman wherein 1,643,845 shares of common stock of Issuer are pledged as security for payment of a Promissory Note dated July 27, 1995 from LLC to Geman in the total principal amount of $2,015,000.

(h)  A Shareholders' Agreement dated July 26, 1995 between LLC,
Phillips and Andrus wherein Andrus was granted an option to purchase 654,422 shares of the common stock of Issuer from LLC.

(i)  An Option Agreement dated July 26, 1995 between the LLC and
Bedford Capital Financial Corporation wherein was granted an option to purchase 335,000 shares of the common stock of Issuer from LLC.


Item 7.   Material to Be Filed as Exhibits.
          --------------------------------

Exhibit 1 Stock Purchase Agreement dated July 26, 1995 between
Phillips and Geman.

Exhibit 2 Non-Recourse Promissory Note dated July 27, 1995 for
$1,815,000.

Exhibit 3 Non-Recourse Promissory Note dated July 27, 1995 for
$200,000.

Exhibit 4 Stock Pledge Agreement dated July 26, 1995 between Phillips and Geman.

Exhibit 5 Contribution and Assumption Agreement dated July 26, 1995.

Exhibit 6 Promissory Note dated July 27, 1995 for $2,015,000.

Exhibit 7 Stock Pledge Agreement dated July 26, 1995 between LLC and
          Geman.

Exhibit 8 Shareholders' Agreement dated July 26, 1995 between LLC, Phillips and Andrus.

Exhibit 9 Bedford Option Agreement dated July 26, 1995 between LCC and
          Bedford.
                                                    Page 6 of 39 Pages


                               Signature




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 10, 1995                    Kenneth S. Phillips
- -------------------------          ------------------------------
Date                               Kenneth S. Phillips

                                                          Page 7 of 39